

December 11, 2012

Via E-mail
Rami Hadar
Chief Executive Officer and President
Allot Communications Ltd.
22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240
Israel

> **Re:** **Allot Communications Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 17, 2012**
> **Form 6-K**
> **Filed October 30, 2012**
> **File No. 001-33129**

Dear Mr. Hadar:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Information on Allot

Business Overview

Channel Partners, page 23

1.   Your disclosure indicates that "[a] significant portion" of your sales occur through your channel partners. Please advise and clarify in future filings what the term "significant

portion" means. Further, your Form 20-F states that your agreements with channel partners are usually for a one-year term and can be terminated by either party after expiration of the initial term. Please clarify whether you have any material agreements with your channel partners other than as described and if so whether you are substantially dependent upon any of the agreements for purposes of filing them as exhibits pursuant to Instruction 4(b)(ii) as to exhibits to Form 20-F.

Principal Accountant Fees and Services, page 73

2.   Please describe for us the nature of the audit-related due diligence investigation services and the fees related to government incentives, outlining the specific services provided by your principal accountant as well as management's involvement. Please refer to Rule 2-01(c) of Regulation S-X and PCAOB ET Section 101-3.

Consolidated Financial Statements

Note 2: Significant Accounting Policies

l. Revenue recognition, page F-18

3.   In your disclosure on page F-19 regarding the adoption of the guidance of ASU 2009-14, you conclude that the company is out of the scope of Subtopic 985-605. Please tell us what consideration was given to clarifying the treatment of software add-on components, such as ServiceProtector.

4.   We note your disclosure that the company provides a provision for product returns and stock rotation. We further note your disclosure on page 11 that if you "encounter significant product problems, [you] could experience, among other things, loss of major customers, cancellation of product orders, increased costs, delay in recognizing revenues and damage to [y]our reputation." Please tell us what consideration was given to disclosing performance-, cancellation-, termination-, and refund-type provisions related to your multiple-element arrangements. Tell us what consideration was given to describing the impact of such provisions on your revenue recognition. Please refer to ASC 605-25-50-2.

5.   Your disclosure regarding multiple-element arrangements addresses determination of selling price for maintenance and support, but it does not clearly address determination of selling price for product sales or other services such as installation and training. Please tell us what consideration was given to providing a discussion of the significant factors, inputs, assumptions, and methods used to determine selling price (whether vendor-specific objective evidence, third-party evidence, or estimated selling price) for all significant deliverables. Please refer to ASC 605-25-50-2.

Rami Hadar
Allot Communications Ltd.
December 11, 2012
Page 3

6.   While your disclosure addresses the basic revenue recognition criteria related to product sales, it is not clear when delivery typically occurs and when the related revenues are typically recognized. We note your disclosure on page 8 that "revenues from individual customers may fluctuate from time to time based on the timing and the terms under which further orders are received and the duration of the delivery and implementation of such orders." Please tell us what consideration was given to disclosing the general timing of delivery or performance of service and the general timing of revenue recognition for product sales. Please refer to ASC 605-25-50-2.

Note 13: Taxes on Income, page F-38

7.   We note that the "exchange rate differences and others" line item in the rate reconciliation on page F-41 has had a significant impact on the company's resultant income tax expenses (benefit), particularly for the year ended December 31, 2011. Please tell us what consideration was given to explaining the nature of the line item and why it was so significant in 2011 in your financial statement footnote and/or the discussion of operating results in your Operating and Financial Review and Prospects disclosure.

Form 6-K filed October 30, 2012

Exhibit 99.1 Press Release Announcing Financial Results Dated October 30, 2012

8.   We note that in your narrative summary discussion of results, you disclose the increase in non-GAAP revenues. Please tell us what consideration you have given to also disclosing GAAP revenues in your interim earnings releases. Please refer to Item 100(a) of Regulation G.

Table 3, Consolidated Statements of Operations on a Non-GAAP Basis

9.   We believe the non-GAAP consolidated statements of operations columnar format may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K. Please also refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Rami Hadar
Allot Communications Ltd.
December 11, 2012
Page 4

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Allicia Lam, Staff Attorney, at (202) 551-3316 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief